Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

18 April 2019

AMCOR LIMITED ANNOUNCES PRO-RATA DIVIDEND PAYMENT PRIOR TO COMPLETION OF BEMIS TRANSACTION

The Amcor Limited (Amcor) Board of Directors today announced a pro-rata FY19 final dividend of 12.0 US cents per share, to cover the March 2019 quarter. New Amcor (Amcor plc) will declare its inaugural quarterly dividend for the June 2019 quarter at a date to be determined, after the Bemis transaction has completed. As previously announced, the Bemis transaction is expected to complete on 15 May 2019.

This pro-rata final dividend follows the 17 April 2019 announcement by Bemis regarding a normal quarterly cash dividend to be paid to Bemis shareholders, and aligns the periods over which dividends have been paid to both Amcor and Bemis shareholders prior to the combination of the two companies. Declaration of this pro-rata dividend has been agreed in accordance with the Transaction Agreement(1).

The pro-rata dividend will be unfranked and paid in Australian dollars at 16.8 AUD cents per share (converted at the average exchange rate over the five days ending 11 April 2019 of 0.7132). 100% of the dividend is sourced from the Conduit Foreign Income Account.  The ex-dividend date will be 26 April 2019, the record date will be 29 April 2019 and the payment date will be 13 May 2019. The dividend reinvestment plan will be suspended in relation to the payment of this pro-rata FY19 final dividend.

(1)         As announced on 6 August 2018.

ENDS

Investors	Media — Australia	Media — Europe	Media — North America
Tracey Whitehead	James Strong	TR Reid	Daniel Yunger
Head of Investor Relations	Citadel-MAGNUS	Head of Global Communications	KekstCNC
Amcor Limited		Amcor Limited
+61 3 9226 9028	+61 448 881 174	+41 44 316 7674	+1 212 521 4879
tracey.whitehead@amcor.com	jstrong@citadelmagnus.com	tr.reid@amcor.com	daniel.yunger@kekstcnc.com

About Amcor

Amcor (ASX: AMC; www.amcor.com) is a global leader in developing and producing high-quality, responsible packaging for a variety of food, beverage, pharmaceutical, medical-device, home and personal care and other products.  Amcor works with leading companies around the world to protect their products and the people who rely on them, differentiate brands, and improve supply chains, through a broad range of flexible packaging, rigid containers, specialty cartons, closures and services.  The company’s 33,000 people generate more than US$9 billion in sales from operations that span some 200 locations in more than 40 countries.